THE BANK OF NEW YORK COMPANY, INC.

GLOBAL FUND SERVICES

ECUTION
ND CLEARING

CORPORATE TRUST

FINANCIAL SERVICES OUTSOURCING

2003 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Dollars in millions, except per share amounts

Selected Financial Data	2003* (Reported)	2002 (Reported)	2001** (Reported)	2000 (Reported)	1999*** (Reported)
Revenue *(tax equivalent basis)*	$ 6,371	$ 5,805	$ 7,251	$ 7,576	$ 7,141
Net Interest Income	1,609	1,665	1,681	1,757	1,589
Noninterest Income	4,006	3,143	3,571	3,145	3,516
Provision for Credit Losses	155	685	375	105	135
Noninterest Expense	3,698	2,751	2,819	2,546	2,130
Net Income	1,157	902	1,343	1,429	1,739
Net Income Available to Common Shareholders	1,157	902	1,343	1,429	1,739
Return on Average Assets	1.27%	1.13%	1.64%	1.85%	2.60%
Return on Average Common Shareholders' Equity	15.12	13.96	21.58	26.08	34.00
Common Dividend Payout Ratio	48.83	60.78	39.21	33.87	25.03
Efficiency Ratio	65.8	55.3	54.8	52.5	42.8
Per Common Share					
Basic Earnings	$ 1.54	$ 1.25	$ 1.84	$ 1.95	$ 2.31
Diluted Earnings	1.52	1.24	1.81	1.92	2.27
Cash Dividends Paid	0.76	0.76	0.72	0.66	0.58
Market Value at Year-End	33.12	23.96	40.80	55.19	40.00
Averages					
Securities	$ 24,531	$ 23,036	$ 18,559	$ 15,764	$ 7,545
Loans	35,623	34,305	38,770	39,262	38,881
Total Assets	91,314	79,655	81,700	77,241	66,777
Deposits	58,615	53,795	56,278	54,755	46,564
Long-Term Debt	6,103	5,338	4,609	4,384	3,793
Common Shareholders' Equity	7,654	6,465	6,224	5,479	5,113
At Year-End					
Allowance for Credit Losses as a Percent of Total Loans	2.28%	2.65%	1.72%	1.70%	1.58%
Allowance for Credit Losses as a Percent of Non-Margin Loans	2.72	2.68	1.75	1.71	1.59
Allowance for Loan Losses as a Percent of Total Loans	1.89	2.09	1.16	0.82	0.72
Allowance for Loan Losses as a Percent of Non-Margin Loans	2.26	2.12	1.18	0.83	0.72
Tier 1 Capital Ratio	7.44	7.58	8.11	8.60	7.51
Total Capital Ratio	11.49	11.96	11.57	12.92	11.67
Leverage Ratio	5.82	6.48	6.70	7.49	7.20
Common Equity to Assets Ratio	9.12	8.60	7.80	7.98	6.88
Total Equity to Assets Ratio	9.12	8.60	7.80	7.98	6.88
Common Shares Outstanding *(in millions)*	775.192	725.971	729.500	739.926	738.770
Employees	22,901	19,437	19,181	18,861	17,735
Assets Under Custody *(in trillions)*					
Total Assets Under Custody	$ 8.3	$ 6.8	$ 6.9	$ 7.0	$ 6.3
Equity Securities	34%	26%	36%	42%	41%
Fixed Income Securities	66	74	64	58	59
Cross-Border Assets	$ 2.3	$ 1.9	$ 1.9	$ 2.0	$ 1.8
Assets Under Administration *(in billions)*	32	28	33	36	30
Total Assets Under Management *(in billions)*	89	76	67	66	60
Equity Securities	34%	29%	36%	44%	50%
Fixed Income Securities	22	25	19	20	22
Alternative Investments	10	8	7	5	–
Liquid Assets	34	38	38	31	28

* The 2003 reported results reflect the $96 million of merger and integration costs associated with the Pershing acquisition as well as a $78 million expense related to the settlement of a claim by General Motors Acceptance Corporation ("GMAC") related to the 1999 sale of BNY Financial Corporation ("BNYFC").

** The 2001 reported results reflect the estimated $242 million impact of the World Trade Center disaster, the related $175 million initial insurance recovery (see "World Trade Center disaster") and the $190 million special provision on the accelerated disposition of emerging telecommunications loans.

*** The 1999 reported results reflect the $1,020 million gain on the sale of BNYFC, as well as the $124 million liquidity charge related to the sale of loans.

(All amounts in the above notes are pre-tax.)

OUR VISION

We strive to be the acknowledged global leader and preferred partner in helping our clients succeed in the world's rapidly evolving financial markets.

OUR VALUES



EXCELLENCE

INTEGRITY

TEAMWORK

PERSONAL RESPONSIBILITY

RESPECT





Gerald L. Hassell
President

Thomas A. Renyi
Chairman and Chief Executive Officer

Alan R. Griffith
Vice Chairman

TO OUR SHAREHOLDERS

IN 2003, THE PEOPLE OF THE BANK OF NEW YORK EMBARKED ON AN AGGRESSIVE AGENDA TO GROW PROFITS, ENHANCE SERVICE AND FULLY INTEGRATE A MAJOR ADDITION TO YOUR COMPANY. WE SUCCEEDED IN THE FACE OF CHALLENGING MARKET CONDITIONS, DELIVERING A REWARDING YEAR TO YOU, OUR SHAREHOLDERS.

Those who invest, follow or do business with us know our strategy, as we have remained true to it for more than a decade. The Bank of New York provides end-to-end operational support for the investment process for clients located or investing in any corner of the world. We process their transactions, hold their securities, manage their assets and finance their activities. As we do this, we help clients identify opportunities, address challenges and navigate a constantly changing marketplace. And, as is our custom, we also manage our costs and our capital carefully. Consequently, we have delivered strong returns to our shareholders.

> We help clients identify opportunities, address challenges and navigate a constantly changing marketplace.

With that as background, there are three important topics from 2003 that you should understand about your Company. One, we had a very sound and profitable year in an uneven market environment. Two, we acquired Pershing, the largest acquisition in our history, and then integrated it with our franchise smoothly and quickly. Three, we took major steps to reduce the risk in and improve the returns on our credit portfolio, giving us the expectation for even greater consistency of performance.

STRONG PERFORMANCE

Let's start with our results.

After a slow start to the year – a consequence of geopolitical and market uncertainty – we recorded three consecutive quarters of operating earnings growth. For the full year 2003, net income on a reported basis was

“WHILE OVERALL REVENUES WERE GROWING, WE KEPT TIGHT CONTROL ON CORE EXPENSES, RESULTING IN WHAT WE REFER TO AS POSITIVE OPERATING LEVERAGE. WE SEE THIS AS AN IMPORTANT MEASURE OF HOW WE RUN OUR BUSINESS.”

$1.157 billion compared to $902 million in 2002, an increase of 28%. Return on average assets was 1.27% and return on average common equity was 15.12%.

Securities servicing fees rose 27% to $2.412 billion. That growth reflects the addition of Pershing, as well as continued strength in government clearance and collateral management, and improved performance in custody and fund servicing. Private client services and asset management fees rose 12% to $384 million, benefiting from rapid growth in our hedge fund of funds business, and from improved equity price levels. Foreign exchange and other trading revenues grew 40% to $327 million, driven by increased customer activity, currency market volatility and the addition of Pershing. At the same time, net interest income was down approximately 4%, given the low interest-rate environment as well as our decisive actions to reduce our credit exposures to lessen the expected volatility and absolute level of future charge-offs.

While overall revenues were growing, we kept tight control on core expenses, resulting in what we refer to as "positive operating leverage." We see this as an important measure of how we run our business.

MAJOR EXPANSION

Our acquisition of Pershing – a leading global provider of clearing and outsourcing solutions to brokers, asset managers and other financial intermediaries – gave us new capabilities for our existing clients and a substantial new client base for our other products and services. It also made us the number one provider of agency execution and correspondent clearing services. We've been building this fast-growing business segment since 1997, and Pershing gave us the essential building blocks necessary to offer outstanding and comprehensive services in this area.

We acquired Pershing, the largest acquisition in our history, and then integrated it with our franchise smoothly and quickly.

Pershing was not only our largest acquisition ever, it was also one of our most demanding integration projects. We closed the deal in May and moved all of our domestic and international BNY Clearing clients to Pershing's platform by year-end. We are proud of the fact that we did it on schedule, retained virtually all our clients and received strongly positive feedback from clients of both Pershing and BNY Clearing. Additionally, we realized $23 million in synergies from the combination of Pershing and The Bank of New York, helping to offset some of the merger and integration costs.

There were other acquisitions as well. We acquired Capital Resource Financial Services, a provider of commission recapture, transition management and third-party services. And we continued to act as a consolidator in corporate trust, acquiring the corporate trust businesses of Fifth Third and INTRUST, and agreeing to acquire the corporate trust business of Bank of Hawaii.

In some instances, alliances offer us a better way to enter new markets. Our joint securities servicing initiative with ING (highlighted on page 9) is a prime example. By teaming up with ING to take advantage of its extensive

GLOBAL MARKET LEADERSHIP

BUSINESS	RANK	BUSINESS	RANK	BUSINESS	RANK
CORPORATE TRUST	1	GLOBAL CUSTODY	2	EXCHANGE TRADED FUNDS	2
CORRESPONDENT CLEARING	1	U.S. FUND SERVICES	2	UNIT INVESTMENT TRUST	2
DEPOSITARY RECEIPTS	1	SECURITIES LENDING	2	STOCK TRANSFER	3
SECURITIES CLEARANCE	1				

Service is the keystone of our success, and our CLIENTfirst quality initiative remains an engine of progress for us.

local presence in Europe, we have a better opportunity to introduce our securities services to local clients.

SIGNIFICANT PROGRESS

Given that credit charge-offs were a drag on our earnings in recent years, we embarked on an ambitious effort to materially reduce our risk profile. One objective was to decrease our corporate loan portfolio by $9 billion, a goal we largely accomplished a year ahead of plan. At the same time, we also lowered individual credit exposures, reduced our exposure to higher-risk industries and focused our lending on corporate clients who do significant other business with us. As a result, non-performing assets were down 21%, and criticized and classified assets continue to trend down. From a credit perspective, we are now properly positioned for any changes in the business environment.

We continue to invest heavily in technology. In addition to increasing our "straight-through processing" rate, the nearly $1 billion we spent in this area in 2003 helped us develop innovative, value-creating products and make our client delivery systems more accessible. It also enabled us to attain the superior level of resiliency that our clients expect of their principal service provider.

SERVICE QUALITY

Service is the keystone of our success, and our CLIENTfirst quality initiative (see page 6) remains an engine of progress for us. This year, we put new training programs in place and added a Six Sigma companion program that will help us fine-tune our client sales and service processes. Already, CLIENTfirst has contributed to higher levels of client satisfaction and retention, and superior industry survey results, and we think these measures will continue to improve.

CLIENTfirst embodies The Bank of New York's vision, which gets to the heart of who we are today. We exist not just to execute transactions and provide services. We strive to be our clients' partner and help them navigate the complexities of the global markets. We are the acknowledged global leader in our key businesses, and take a proactive role in shaping the development of our industry.

This vision is inherent in the brand of The Bank of New York, which we are investing in to ensure it speaks to the value we deliver and the values we stand for: Excellence, Teamwork, Personal Responsibility, Respect and, above all else, Integrity.

CREATING SHAREHOLDER VALUE

We continue to deliver strong returns to our shareholders. Last year, we paid a dividend of $0.76, representing an average yield of nearly 3% for 2003. Our dividend has grown at a compounded annual rate of over 13% during the last ten years. As our capital ratios return to targeted levels following the Pershing acquisition, we look forward to resuming dividend increases.

2004 OUTLOOK

Looking ahead and recognizing that our business model is clearly tied to the level of activity in securities markets globally, we are cautiously optimistic. During the course of 2003, we saw an increase in global activity and a shift toward a positive market psychology. As the year ended, we began to see some pickup in capital markets activity, which bodes well for the future. These environmental improvements – along with the gains that we made through our investment programs – give us confidence that we will consistently achieve the increasing levels of profitability that our business model promises.

Our strong performance reflects the wise counsel, strategic direction and sound corporate governance provided by our Board of Directors. We offer our gratitude and best wishes to J. Carter Bacot and William R. Chaney, who retired from the Board in May 2003. Mr. Bacot's retirement after 28 years on the Board brings to an end a notable and highly successful career of 43 years with The Bank of New York. Mr. Chaney served 14 years on our Board after serving from 1974 to 1989 on the Board of Irving Trust Corporation, which merged with the Bank. We welcome Michael J. Kowalski, chairman and chief executive officer of Tiffany & Co.; Robert C. Pozen, chairman of MFS Investment Management; and Samuel C. Scott III, chairman, president and chief executive officer of Corn Products International, Inc., who have since joined our Board of Directors.

On behalf of our Board of Directors and senior management, I thank our staff for their exceptional dedication and our shareholders for their continued support.

Thomas A. Renyi
Chairman and Chief Executive Officer

Client Focus



Thomas A. Renyi
Chairman and Chief Executive Officer

"CLIENT RELATIONSHIPS FORM THE CORNERSTONE OF THE BANK OF NEW YORK, DIRECTING OUR STRATEGIC PLANS, DEFINING OUR APPROACH TO CLIENT SERVICE AND DRIVING OUR COMMITMENT TO CONTINUAL PROCESS AND PRODUCT ENHANCEMENT."

PUTTING CLIENTS FIRST

Our client focus is rooted in a set of shared and enduring values: Excellence, Teamwork, Personal Responsibility, Respect and Integrity.

CLIENTfirst, our quality assurance program, builds upon these values and creates a structure in which all employees are empowered to make a difference and encouraged to act as client advocates.

Using a blend of process enhancement, training and development, as well as client and staff assessment, CLIENTfirst promotes a corporate culture in which clients are at the center of everything we do.

CLIENTfirst sets a clear, indisputable standard: Clients first, superior quality foremost.

The program is making a clear, appreciable difference. Growing industry recognition, improved client retention and increased sales momentum are solid evidence that CLIENTfirst is working – in ways that matter to our clients.

HELPING CLIENTS SUCCEED

Our customer focus is evident from the moment we begin to address each individual client challenge. With our highly integrated service model and tightly unified organizational structure, relationship managers can tailor multi-product solutions that work for our clients.

Our solutions work because they are designed to be optimally efficient, inventive, effective and reliable.

Our solutions work because they are delivered by teams who are proficient, attentive, flexible and accountable.

Our solutions work because we work to match them with precision to the challenge at hand.

“THE BANK OF NEW YORK SHARES A COMMITMENT TO BEING A LEADER IN ITS CHOSEN BUSINESS LINES AND PURSUES THAT GOAL WITH A SPIRIT OF INNOVATION AND COLLABORATION.”

Lloyd C. Blankfein *President and Chief Operating Officer, Goldman Sachs*



THE CHALLENGE:

Help Goldman Sachs develop a global solution for its collateral management needs

THE SOLUTIONS:

Looking to unlock the value of its securities, Goldman Sachs went to work with a team of securities industry experts from The Bank of New York.

Together, we developed a unique and creative approach to collateral management, which looks across markets, products and underlying transaction types, to streamline the collateral management process and optimize the use of available collateral. As a result, Goldman Sachs has been able to use the assets across its global portfolio to efficiently raise the cash and securities needed to meet its global financing and borrowing needs.

And when Goldman Sachs determined that it could maximize the value of its global portfolio by combining all global securities into a single, central pool, we developed a robust technology solution that brought that vision to life. It's a solution that has helped Goldman Sachs grow its enterprise collateral management program, significantly reduce funding costs and satisfy its clients' risk management needs.

In the process, the Goldman Sachs approach has become the industry model for enterprise collateral management. And the solutions built around its needs have become available to the broker-dealer community at large.

THE CHALLENGE:

Help DBS Bank arrive first to market with a distinctive hedge fund for retail investors

THE BANK OF NEW YORK

THE SOLUTIONS:

Through a partnership with Ivy Asset Management, The Bank of New York's wholly owned subsidiary, DBS Asset Management launched the DBS Absolute Return Fund in 2003, distributed exclusively by DBS Bank. The fund was the first absolute return fund available to retail investors in Singapore.

The ability for DBS and The Bank of New York to move faster than the competition stemmed in part from DBS's decision to tap into Ivy's experience as one of the world's leading alternative investment experts.

In fact, the multi-faceted relationship between the two institutions works both ways. While The Bank of New York has turned to DBS for regional capabilities in local corporate trust and subcustody, as well as Singapore dollar CLS payment services, DBS has leveraged The Bank of New York's worldwide reach, specialized capabilities and operating scale in areas such as depositary receipts, global custody, trade finance, and U.S. dollar clearing.



DBS

"OUR CLOSE COLLABORATION WITH THE BANK OF NEW YORK IS IN LINE WITH OUR STRATEGY OF WORKING WITH WORLD-CLASS FINANCIAL INSTITUTIONS TO PROVIDE OUR CLIENTS WITH INNOVATIVE PRODUCTS AND EFFICIENT SERVICES."

Jackson Tai *Vice Chairman and Chief Executive Officer, DBS Group Holdings & DBS Bank*

ING

"THE BANK OF NEW YORK TEAM HAS CONTINUED TO THINK AHEAD, MOVE QUICKLY AND DELIVER ON THEIR PROMISES. IN CHOOSING STRATEGIC BUSINESS PARTNERS, THOSE QUALITIES ARE ESSENTIAL."

Michel Tilmant *Incoming Chairman of the Executive Board of ING Group*



THE CHALLENGE:

Help ING Group balance its growth, efficiency and service quality objectives

THE BANK OF NEW YORK

THE SOLUTIONS:

ING leveraged The Bank of New York's global securities servicing technology and infrastructure through separate outsourcing arrangements covering managed account operations; equities clearance and settlement functions; and custody activities. These moves, along with their consolidation of mutual fund accounting services with us, helped ING enhance its operational efficiency, raise its client service levels and restore focus to areas of differentiation.

ING also relies on The Bank of New York for custody, securities lending and foreign exchange services for its insurance operations, and on BNY Securities Group – including Pershing and BNY Brokerage – for clearing and a wide range of equity execution services for its broker-dealer subsidiaries and mutual fund operations.

Last spring, ING and The Bank of New York initiated ING/BNY Securities Services, a groundbreaking alliance that will market and provide global custody and related services to institutions in the Benelux, Germany and Central and Eastern Europe.

ING's local presence and market expertise have become a strong complement to The Bank of New York's global leadership and product expertise in securities servicing. The alliance positions the two companies to provide clients with superior service and gives both organizations a foundation for solid, long-term, cost-effective growth.

Our Businesses

SECURITIES MANAGEMENT

SECURITIES SERVICING FEES REACHED A RECORD $2.4 BILLION, UP 27%

The Bank of New York is the premier provider of global securities management services, offering a single source of integrated solutions for global investors, financial intermediaries and virtually any issuer of debt or equity securities.

MOST COMPLETE PRODUCT OFFERING

Our securities management businesses fall into four related categories:

- *Execution and Clearing Services,* which includes all of the activities in BNY Securities Group – trade execution, commission management, independent research, correspondent clearing and broker-dealer outsourcing services;
- *Investor Services,* such as global custody, global fund services, securities lending and investment manager outsourcing services;
- *Issuer Services,* which includes corporate trust, depositary receipts and stock transfer; and
- *Broker-Dealer Services,* which comprises government securities clearance and collateral management.

Through these businesses, we offer the broadest array of products and services available in the market, enabling us to support any security or transaction type, anywhere in the world. That, along with our capacity to address our clients' evolving and increasingly complex servicing requirements, has made us the provider of choice for leading institutions worldwide.

CONSISTENCY OF COMMITMENT

Asset managers seek us out for a number of reasons. For some, it is the strength of our systems capabilities. For others, it is our collaborative approach to client relationships and our focus on tailoring solutions to client needs. For many, the deciding factor is our dedication to creating value and delivering quality – day in and day out, client by client.

Whatever their reasons, once asset managers turn to us, they rely on us, knowing that our unsurpassed commitment to securities management ensures our ongoing investment in the technology, capabilities and intellectual capital necessary to stay one step ahead of our clients' evolving global needs.

ENHANCED AND EXPANDED SERVICES

During 2003, we took decisive steps to become an even better partner to our clients. Through a series of acquisitions, alliances and innovations, we expanded our global capabilities, broadened our knowledge base and extended our commitment to the business of securities management.

No single achievement better exemplifies that commitment than our 2003 acquisition of Pershing. The addition of Pershing – the largest global provider of correspondent clearing and outsourcing solutions for brokers, asset managers and other financial intermediaries – has markedly expanded and advanced our capabilities in this area. Pershing

2003 AWARDS:

DECEMBER 2003 "Top Financial Services Provider: BNY Securities Group"— *Waters Magazine*

OCTOBER 2003 "Top Stock Transfer Agent" - Large Agent Category—*Group Five Survey*

Our ability to support any security or transaction type, anywhere in the world, has made us the provider of choice for leading institutions worldwide.

has also augmented our industry leadership position, establishing BNY Securities Group as the world's leading provider of agency trade execution and clearing services.

Additionally, over the past year, we expanded our product offerings to keep pace with increased client interest in managed accounts, hedge funds, independent research and collateral management.

Highlights include:

Managed Accounts. Our acquisitions of Lockwood Financial Services, Inc. in 2002 and now Pershing have helped us become the largest independent provider of managed account products. For institutions seeking to offer managed accounts to their clients, The Bank of New York can provide turnkey, private label managed-account programs as well as full outsourcing service capabilities. In 2003, we combined Lockwood with Pershing and are now able to offer a more powerful set of solutions for introducing broker-dealer and registered investment advisor customers.

NUMBER 1 GLOBAL PROVIDER

AGENCY BROKERAGE; CORRESPONDENT CLEARING

Hedge Fund Services. We broadened our hedge fund services in 2003 through the acquisition of International Fund Administration Ltd., a leading alternative investment fund administrator. We also expanded our administrative and operational solutions for European-based hedge fund managers. As a result, we now offer the industry's most comprehensive and advanced product offering for U.S. and offshore funds.

Independent Research. BNY Jaywalk, the Bank's independent equity research consultancy, offers the largest global network of conflict-free research providers. This past year, BNY Jaywalk introduced a plan called "The Independent Research Meritocracy™," which helps sell-side brokerage firms provide the high-quality, independent equity research needed in today's environment.

Global Collateral Management. We continued to pioneer new global collateral management capabilities to make it easier for our broker-dealer clients to raise collateralized funding. Among those innovations was new product functionality that allocates a client's available collateral – including equities, bonds and asset-backed securities – in a fully automated manner, thereby enabling our clients to maximize use of their collateral pools on a global basis.

SERVING NEW MARKETS

At the same time, we continued to export and tailor our capabilities to new markets, meeting our clients' global needs while increasing our commitment to securities management.

Our new capabilities include:

European Global Custody and Depot Banking. We have begun to market and deliver global custody and related services to institutions in the Benelux, Germany and Central and Eastern Europe through our alliance with ING.

European Agency Brokerage. As part of its strategic expansion in Europe, BNY Securities Group introduced global transition management, commission recapture, independent equity research and commission management services to European investment managers and pension funds.

SEPTEMBER 2003 "Best Custody Bank"—*Global Finance*
"Best CLS Bank Offering in North America"—*Global Finance*

SECURITIES MANAGEMENT: **PERSHING**

HELPING CLIENTS SUCCEED

Through these and other product extension and enhancement efforts, we have become better equipped to help our clients navigate the complexities of the global financial markets.

Our progress has not gone unnoticed. We continue to earn new business at a steady pace and receive third-party recognition in the form of top-tier awards and rankings, a sampling of which are listed throughout these pages.

In fact, Oxford Metrica, a global independent strategic advisor, recently partnered with us on a statistical depositary receipt study that found that The Bank of New York holds a distinct competitive advantage in driving issuer and investor value when establishing new depositary receipt programs.

That study illustrates one of the many reasons why, when investors, intermediaries and issuers are looking to increase efficiency, expand into new markets or improve the service they deliver to their own customers, they place their confidence in The Bank of New York.

Pershing, the largest acquisition in our history, is the world's leading provider of correspondent clearing and broker-dealer outsourcing services. Pershing brought to The Bank of New York relationships with over 1,100 introducing broker-dealers and registered investment advisors, whose 100,000 investment professionals use Pershing's products, technology and customer service platforms to help investors.

By combining Pershing's clients, capabilities and competitive advantages with those of BNY Securities Group, we have become the world's largest provider of agency brokerage, correspondent clearing and broker-dealer outsourcing services, able to deliver the most complete and advanced solutions in the marketplace.

In the process, we have strengthened our ability to serve clients of both entities.

EXPANDED PRODUCT OFFERING

Through the addition of Pershing, The Bank of New York's correspondent clearing clients have gained access to an expanded array of world-class products and services, including portfolio evaluation services, fee-based brokerage, no-transaction-fee annuity programs, award-winning independent research and a vast selection of mutual funds.

Pershing's technology platform – widely viewed as the most client-friendly front-end available – has become the standard for all correspondent clearing clients. Now, Pershing clients will have access to a host of new capabilities, including alternative investments, enhanced managed account services, estate and trust services, planned giving, institutional research and mortgage services. These clients also benefit from BNY Securities Group's extensive choice and capabilities in agency trade execution, as well as The Bank of New York's expertise in foreign exchange, custody, fund accounting, sub-accounting and investment manager outsourcing services.

ONE-STOP SOLUTION SOURCE

With the combined resources of Pershing and BNY Securities Group, we are uniquely positioned to meet the growing demand among broker-dealers to outsource their internal clearing operations.

BNY Securities Group now offers a one-stop source for the complex financial needs of broker-dealers, asset managers, financial intermediaries, corporations and plan sponsors.

Most important, through the expansion and enhancement of our service offering, we are enabling all our outsourcing clients to better support their customers.

SEPTEMBER 2003 Named to the "InformationWeek 500," a listing of the U.S.'s most innovative technology users—*InformationWeek*

TREASURY MANAGEMENT

$1 TRILLION MOVED DAILY, ON AVERAGE

RANKING US AS THE #3 U.S. FUNDS TRANSFER BANK

The Bank of New York's treasury management services enable our clients – corporations, financial institutions and small- to mid-sized companies – to optimize cash flow, manage liquidity and conduct international commerce.

Through our global network of branches, representative offices and correspondent banks, we provide comprehensive global payment services – including cash management, funds transfer and trade – in virtually every major global market.

The Bank of New York is also a leading provider and major market maker in the areas of foreign exchange and interest-rate risk management services, dealing in 90 currencies from trading desks convenient to all of the world's major financial centers.

In fact, on any given day, our clients move $1 trillion in funds and trade $7 billion in foreign currencies, relying on our systems, traders and service staff to complete their transactions smoothly and on schedule.

Whether our clients are looking to expand their operations, finance an acquisition or restructure their balance sheet, we can help secure the appropriate financing. Through BNY Capital Markets, we provide advisory services, investment products and a wide array of financing instruments. We are a major arranger of syndicated loans, and have the capabilities to support our clients through every stage of debt issuance.

EVOLVING CAPABILITIES

Recent enhancements to our service offering include:

BNY Trade℠ Workstation. Using our new trade services software, importers and exporters can efficiently manage the banking aspects of their international trade business through one comprehensive solution.

Multicurrency Payment Services. Complementing our leadership position in U.S. dollar funds transfer, our new multicurrency payment services capabilities enable clients to make payments and receive deposits in over 90 currencies – without the expense associated with operating and reconciling a large number of accounts.

CLIENT DEMAND AND RECOGNITION

During 2003, we continued to win new business, including a number of appointments by banking institutions for SafeSettle℠, our proprietary online link to Continuous Linked Settlement (CLS™). SafeSettle provides clients with tools to track and manage risk associated with foreign exchange transactions on a real-time basis.

We also received a number of industry honors, including "Best Provider of FX Services Overall" for the second consecutive year by *Global Investor* magazine. Like many of the awards we received in 2003, this recognition was based on a survey of clients around the world; their appreciation is the feedback that matters most.

JULY 2003 "Best U.S. Subcustodian"—*Global Finance*

PRIVATE CLIENT SERVICES AND ASSET MANAGEMENT

The Bank of New York offers comprehensive investment and wealth management solutions that help institutional and individual investors achieve their financial goals.

PRIVATE CLIENT SERVICES

For more than 200 years, The Bank of New York has helped high-net-worth individuals and families preserve, grow and pass along their wealth to future generations. Along with expert investment, financial, estate and tax planning, we offer a broad scope of trust, fiduciary and private banking services through our branch network.

At The Bank of New York, our professionals act in a key advisory role, basing recommendations on an objective assessment of each client's requirements. Rather than focusing on selling a particular set of products, we provide clients with the very best solutions including access to investment alternatives offered by BNY Asset Management and other firms.

Given our experience and the perspective that comes from being at the center of the securities markets, we can help our clients develop and implement customized wealth management solutions.

For more than 200 years, The Bank of New York has helped high-net-worth individuals and families preserve and grow their wealth.

TOTAL ASSETS UNDER MANAGEMENT

UP 17% TO $89 BILLION

RETAIL BANKING

With more than 340 branches, our retail network is among the largest in the New York metropolitan area. Through this network, we provide a comprehensive selection of deposit, lending, investment and insurance services to 700,000 households and small businesses.

Our branches are an important distribution channel for the investment services we provide to our private clients.

Our retail bank has a heritage of trust and stability, and a long history of meeting the financial needs of clients and the communities we serve.

ASSET MANAGEMENT

Asset management is one of the key services offered to our private clients and to sophisticated money managers such as corporations, endowments and foundations, public funds and unions. Through our investment management arm, BNY Asset Management, we offer a broad range of equity, fixed-income and alternative investment products.

BNY Asset Management is among the largest investment managers in the United States. More important to our clients, BNY Asset Management has a record of delivering solid investment performance. Our small cap growth, large cap value and international ADR portfolios are in the top quartile of their peer groups,

JUNE 2003 "Best in Class - Fund Accounting"—*Global Custodian Survey*
"Best in Class - Mutual Fund Client Service"—*Global Custodian Survey*

APRIL 2003 "Best STP Bank"—*Profit & Loss*

BNY Asset Management combines the best attributes of a small investment boutique with those of a leading global financial services provider.

and our index services, both equity and fixed, have outperformed their benchmarks.

BNY Asset Management combines the best attributes of a small investment boutique with those of a leading global financial services provider. Because of the dedicated investment disciplines and specialty providers that exist within our asset management organization – which include distinct research efforts in each of our investment businesses – clients can be assured of a level of focus and dedication to style discipline thought to exist mainly in stand-alone investment boutiques.

The value that BNY Asset Management delivers to clients begins with the breadth of our offering. Our styles cover the range of client needs – from growth to value, large to small cap, active to passive, and traditional to alternative investments – and we can move quickly to acquire or access new expertise in anticipation of client needs.

And given that The Bank of New York offers a full spectrum of investment-related services, we can often bundle our investment management services alongside related offerings such as custody and private client services. As a result, we can provide a level of service that a stand-alone investment management shop cannot.

COMPREHENSIVE OFFERING

In recent years, we have broadened our product offering as the needs of our institutional and private clients have evolved.

Mutual Funds. Over the last year, we further diversified our BNY Hamilton Funds, the family of mutual funds advised by The Bank of New York. Recently added Hamilton Funds include an enhanced income fund, a New York tax-exempt money fund, a multi-cap equity fund and a high yield fund.

Hedge Fund of Funds. Our 2000 acquisition of Ivy Asset Management – which has since grown to become the world's fifth largest fund of funds hedge fund manager – positioned The Bank of New York to meet the burgeoning client need for alternative investments.

In 2003, we took Ivy global. We launched Ivy UK, which provides clients in Europe and the Middle East with hedge fund of funds investment advisory services. And in Asia, we entered into a partnership with Development Bank of Singapore to launch the DBS Absolute Return Fund, the first absolute return fund available to institutional and high-net-worth investors in Singapore.

Large Cap Value. Our acquisition of Estabrook in 1999 brought to our clients a first-rate large cap value manager, recently ranked by Lipper in the top ten of all managers in the large cap value universe.

Fixed Income. Gannett Welsh & Kotler, acquired in 2002, has expanded the alternatives offered to clients in the area of bond management.

As these highlights suggest, we consistently adapt, innovate and perform for our clients in the areas of asset management and private client services.

For high-net-worth individuals and families, our focus on value-added advice, investment performance and service – along with our heritage of acting in our clients' best interests – will help us earn our clients' trust for years to come.

APRIL 2003 "Best CLS-Linked Bank Offering in North America"— *Global Finance*

MARCH 2003 "Best Provider of FX Services Overall"— *Global Investor Survey*
"Best Economic Research"— *Global Investor Survey*

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS OF THE BANK OF NEW YORK COMPANY, INC.

Frank J. Biondi, Jr.
Senior Managing Director
WaterView Advisors LLC

Nicholas M. Donofrio
Senior Vice President
Technology and Manufacturing
IBM Corporation

Alan R. Griffith
Vice Chairman
The Bank of New York Company, Inc. and
The Bank of New York

Gerald L. Hassell
President
The Bank of New York Company, Inc. and
The Bank of New York

Richard J. Kogan
Retired President and Chief Executive Officer
Schering-Plough Corporation

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.

John A. Luke, Jr.
Chairman and Chief Executive Officer
MeadWestvaco Corporation

John C. Malone
Chairman
Liberty Media Corporation

Paul Myners, CBE
Chairman
Guardian Media Group plc

Robert C. Pozen
Chairman
MFS Investment
Management

Catherine A. Rein
President and Chief Executive Officer
Metropolitan Property and Casualty
Insurance Company

Thomas A. Renyi
Chairman and Chief Executive Officer
The Bank of New York Company, Inc. and
The Bank of New York

William C. Richardson
President and Chief Executive Officer
W.K. Kellogg Foundation

Brian L. Roberts
President and Chief Executive Officer
Comcast Corporation

Samuel C. Scott III
Chairman, President and
Chief Executive Officer
Corn Products International, Inc.

EXECUTIVE OFFICERS OF THE BANK OF NEW YORK COMPANY, INC.

Thomas A. Renyi
Chairman and Chief Executive Officer

Gerald L. Hassell
President

Alan R. Griffith
Vice Chairman

Bruce W. Van Saun
Senior Executive Vice President and
Chief Financial Officer

Robert J. Mueller
Senior Executive Vice President

J. Michael Shepherd
Executive Vice President,
General Counsel and Secretary

Kevin C. Piccoli
Auditor

Thomas J. Mastro
Comptroller

SENIOR EXECUTIVE VICE PRESIDENTS OF THE BANK OF NEW YORK

Leslie V. Godridge
Donald R. Monks
Robert J. Mueller
Thomas J. Perna
Brian G. Rogan
Bruce W. Van Saun
Joseph M. Velli

EXECUTIVE VICE PRESIDENTS OF THE BANK OF NEW YORK

Kevin J. Bannon
Paul Bodart
Arthur Certosimo
Patrick E. Curtin
Thomas V. Ford
Richard G. Genin
Thomas P. Gibbons
James L. Hendrickson
James B. Joyce
Timothy F. Keaney
William A. Kerr
John S. Lipori
Kenneth A. Lopian
Richard F. Mahoney
Ralph M. Mastrangelo
Regina Meredith-Carpeni
Dennis P. Neumann
Karen B. Peetz
Steven Pisarkiewicz
Thomas A. Price
John Pugliese
Kalpana Raina
Charles E. Rappold
Fred J. Ricciardi
Stephen J. Richardson
J. Michael Shepherd
Jeffrey Tessler
Ciro J. Vitiello
Kurt D. Woetzel
Lee C. Wortham

SHAREHOLDER INFORMATION

The Bank of New York Company, Inc. is a global leader in securities servicing for investors, financial intermediaries and issuers. The Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. The Company provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has a distinguished history of serving clients around the world.

Headquarters
One Wall Street
New York, NY 10286
212 495 1784
www.bankofny.com

Annual Meeting of Shareholders
The Bank of New York
101 Barclay Street
New York, NY 10286
April 13, 2004 at 10 a.m.

SEC Filings
Copies of the Company's filings with the SEC are available on our website, www.bankofny.com.

Form 10-K
A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished free of charge upon written request to:
The Bank of New York
Corporate Communications
and Investor Relations
One Wall Street, 31st Floor
New York, NY 10286

Securities Listing
The Common Stock (symbol BK), BNY Capital IV 6.875% Preferred Trust Securities Series E (symbol BKPrE), and BNY Capital V 5.95% Preferred Trust Securities Series F (symbol BKPrF) are listed on the New York Stock Exchange.

Dividend Disbursement Agent, Registrar and Transfer Agent for Common and Preferred Stock
Registered shareholders who need to change their address or transfer shares should send instructions to:
The Bank of New York
Receive and Deliver Department – 11W
Church Street Station
P.O. Box 11002
New York, NY 10286-1002

Dividend Reinvestment and Direct Stock Purchase and Sale Plan
Participants in the Company's Dividend Reinvestment and Direct Stock Purchase and Sale Plan may purchase shares of the Company's Common Stock conveniently and without fees or commissions through dividend reinvestment or direct cash payments.

For a Prospectus Containing More Information, Please Contact:
The Bank of New York
Shareholder Relations
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
888 643 4269 or email
shareowners@bankofny.com

Web address: www.stockbny.com
Registered shareholders with questions about their accounts may also contact the above.

Independent Accountants
Ernst & Young LLP
5 Times Square
New York, NY 10036

Inquiries
Shareholders, analysts, the news media and others seeking information about the Company should contact:
The Bank of New York
Corporate Communications
and Investor Relations
One Wall Street, 31st Floor
New York, NY 10286
212 635 1569

Equal Employment Opportunity and Affirmative Action Policy
It is the policy of The Bank of New York Company, Inc. to provide equal employment opportunity to all employees and applicants for employment without regard to race, color, creed, religion, sex, national origin, ancestry, citizenship status, age, marital status, sexual orientation, physical or mental disability, veteran status, liability for service in the Armed Forces of the United States, or any other classification prohibited by applicable law. This commitment to Equal Employment Opportunity and Affirmative Action reflects the Company's belief that equal employment opportunity makes sense from a moral, social and economic point of view.

Designed by Taylor & Ives, Inc., NYC


DEPOSITARY RECEIPTS
ASSET MANAGEMENT
PRIVATE CLIENT SERVICES
BROKER–DEALER SERVICES
GLOBAL CUSTODY

The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286
212 495 1784
www.bankofny.com